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                            UGI Utilities Letterhead

                                                June 24, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Christopher Owings
            Assistant Director
            Division of Corporation Finance

                  Re:   UGI Utilities, Inc.
                        Registration Statement on Form S-3, File No. 333-124474

Dear Mr. Owings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UGI Utilities, Inc. ("UGI Utilities") hereby requests acceleration of the effective date of the above-referenced registration statement so that the registration statement may become effective at 9:00 am on Monday June 27, 2005, or as soon as practicable thereafter.

In connection with this request, UGI Utilities acknowledges that:

- should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve UGI Utilities from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

- UGI Utilities may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UGI UTILITIES, INC.

By:   /s/ Robert H. Knauss
    ----------------------
    Robert H. Knauss, Esq.